Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of Euros)
FIXED CHARGES
Interest expensed and capitalized	€68,015	€65,102	€65,818	€71,400	€91,931

EARNINGS
Income (loss) before minority interest and taxes	€88,869	€(77,994)	€(83,063)	€33,954	€127,756

Add back: equity loss in investee	—	—	—	—	(1,206)

Pre-tax income from continuing operations before minority interests and income (loss) from equity investees and capitalized interest	88,869	(77,994)	(83,063)	33,954	(126,550)
Amortization of capitalized interest	883	2,082	2,082	2,082	2,082
Fixed charges	68,015	65,102	65,818	71,400	91,931
Subtract interest capitalized	394	332	62	—	—

Total earnings	€157,373	€(11,142)	€(15,225)	€107,436	€220,563

RATIO OF EARNINGS TO FIXED CHARGES	2.31	(0.17)	(0.23)	1.50	2.40

Deficiency	€—	€76,244	€81,038	€—	€—